UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, notifies the following:

RELEVANT EVENT

The Board of Directors of BBVA, in its meeting held today 31st March, 2016, has resolved to modify the composition of its Committees (Executive Committee, Audit and Compliance Committee, Risk Committee, Appointments Committee and Remunerations Committee), and to create a new Committee on IT and Cybersecurity.

Therefore, the Board Committees will have the following composition:

Executive Committee

Chairman:

Mr. Francisco González Rodríguez

Members:

Mr. Carlos Torres Vila

Mr. José Maldonado Ramos

Mrs. Susana Rodríguez Vidarte

Mr. José Antonio Fernández Rivero

Mr. Carlos Loring Martínez de Irujo

Audit and Compliance Committee:

Chairman:

Mr. José Miguel Andrés Torrecillas

Members:

Mr. Tomás Alfaro Drake

Mrs. Belén Garijo López

Mrs. Lourdes Máiz Carro

Mr. Juan Pi Llorens

Risk Committee:

Chairman:

Mr. James Andrew Stott

Members:

Mr. José Miguel Andrés Torrecillas

Mr. Carlos Loring Martínez de Irujo

Mr. José Luis Palao García- Suelto

Mrs. Susana Rodríguez Vidarte

Appointments Committee:

Chairman:

Mr. Tomás Alfaro Drake

Members:

Mr. José Miguel Andrés Torrecillas

Mrs. Lourdes Máiz Carro

Mr. José Maldonado Ramos

Mrs. Susana Rodríguez Vidarte

Remunerations Committee:

Chairman:

Mr. Juan Pi Llorens

Members:

Mr. José Antonio Fernández Rivero

Mrs. Belén Garijo López

Mr. José Luis Palao García- Suelto

Mr. James Andrew Stott

IT and Cybersecurity Committee:

Chairman:

Mr. Carlos Torres Vila

Members:

Mr. Tomás Alfaro Drake

Mr. Sunir Kumar Kapoor

Mr. Juan Pi Llorens

Mr. James Andrew Stott

In addition, the Board of Directors has approved the appointment of the independent director Mr. José Miguel Andrés Torrecillas, as Lead Director of the Board of Directors, in replacement of Mr. José Antonio Fernández Rivero.

Likewise, the Board of Directors has approved the appointment of Mrs. Rosario Mirat Santiago, as Deputy Secretary to the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

Madrid, March 31st, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 1, 2016	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative